UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Broadview Institute, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
111381109
(CUSIP Number)
Terry L. Myhre 4156 Brynwood Drive Naples, Florida 34119 (651) 332-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 111381109	13D	Page 2 of 8 Pages

1	names of reporting persons
Terry L. Myhre
2	check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]

3	sec use only

4	source of funds (see instructions)
PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
Not applicable
6	citizenship or place of organization
U.S.A.
NUMBER OF	7	sole voting power
SHARES		23,985,750 (1)
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		23,985,750 (1)
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
23,985,750 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) [ ]

13	percent of class represented by amount in row (11)
87.2%
14	type of reporting person (see instructions)
IN

(1) Includes 5,000,000 shares of Series B Preferred Stock and a 2013 Warrant to purchase 9,000,000 shares of Common Stock.

 Item 1.           Security and Issuer.

This Schedule 13D, as amended, relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Broadview Institute, Inc., a Minnesota corporation (the “Company”). The principal executive officers of the Company are located at 8147 Globe Drive, Woodbury, Minnesota 55125.

Item 2.            Identity and Background.

(a) and (f)      Terry L. Myhre (“Mr. Myhre”) is an individual and citizen of the United States of America.

(b)                  Address: 4156 Brynwood Drive, Naples, Florida 34119.

(c)                  Mr. Myhre is Chairman of the Board of Directors of the Company. Mr. Myhre is President of the Minnesota School of Business, 8147 Globe Drive, Woodbury, Minnesota 55125.

(d) and (e)     During the last five years, Mr. Myhre has not been convicted in a criminalproceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competentjurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

On March 29, 2013, Mr. Myhre entered into      an Investment Representation Letter and Subscription Agreement (the “2013 Subscription Agreement”) with the Company in which he agreed to purchase 4,500,000 units (the “2013 Units”) at a price of $1.00 per 2013 Unit, for a total purchase price of $4,500,000. The 2013 Units consist of one share of Company Series B Preferred Stock, $0.01 par value per share (the “Series B Stock”) and detachable warrants to purchase two (2) shares of Common Stock, $0.01 par value per share (collectively, the “2013 Warrant”) at an exercise price of $0.50 per share. In addition, Mr. Myhre agreed to purchase from the Company 4,500,000 shares of Common Stock at a price of $0.25 per share, for a total purchase price of $1,125,000. Mr. Myhre used personal funds to purchase the 2013 Units and the Common Stock as described in this item. The 2013 Subscription Agreement is an Exhibit hereto and is incorporated herein by reference.

Item 4.            Purpose of Transaction.

Mr. Myhre is viewed as having acquired control of the Company in connection with transactions completed in the past (see Item 6) and with respect to the transaction described in Item 3.

Based upon his evaluation of the Company’s financial condition, market conditions and other factors he may deem material, Mr. Myhre may seek to acquire additional shares of the Company’s Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned or which may be acquired upon the conversion of Series B Preferred Stock.Mr. Myhre presently does not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with the Company or others his positions with respect to the Company which could thereafter result in the adoption of such plans or proposals.

Item 5.            Interest in Securities of the Issuer.

(a)                   Mr. Myhre beneficially owns 23,985,750 shares of Common Stock, including 5,000,000 shares of Series B Stock that are convertible into 5,000,000 shares of Common Stock and a 2013 Warrant to purchase 9,000,000 shares of Common Stock, which constitutes approximately 87.2% of the total outstanding shares of Common Stock, assuming conversion of such Series B Stock and exercise of such 2013 Warrant.

(b)                  Mr. Myhre has the sole power to direct the vote and disposition of all of the securities noted above in Item 5(a) as beneficially owned by him.

(c)                   The information from Item 3 is incorporated herein by reference.

(d)                   Not applicable

(e)                   Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 25, 2003, Mr. Myhre and the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Mr. Myhre purchased 700,000 shares of Common Stock at $0.65 per share and received registration rights under a Registration Rights Agreement. In addition to the purchase of shares, Mr. Myhre received a Common Stock Purchase Warrant to purchase 350,000 shares of Common Stock, which was exercised in full on March 30, 2005. The Company also granted Mr. Myhre certain registration rights related to the shares issuable upon exercise of the Common Stock Purchase Warrant. The registration rights for both the 700,000 shares of Common Stock and the shares issuable upon exercise of the Common Stock Purchase Warrant expired on March 25, 2006. Copies of the Purchase Agreement, the Registration Rights Agreement and the Common Stock Purchase Warrant are attached hereto as Exhibits and they are incorporated herein by reference. The foregoing descriptions of each of the Purchase Agreement, Registration Rights Agreement and the Common Stock Purchase Warrant are qualified in their entirety by reference thereto.

On March 30, 2005, Mr. Myhre and the Company entered into an Investment Representation Letter and Subscription Agreement (the “2005 Subscription Agreement”). Pursuant to the 2005 Subscription Agreement, on March 30, 2005, Mr. Myhre purchased 500,000 units (the “2005 Units”) from the Company, at a price of $1.25 per 2005 Unit, for an aggregate purchase price of $625,000. Each 2005 Unit consisted of one share of Series B Stock, $0.01 par value per share (the “Series B Stock”), and detachable warrants to purchase two shares of Common Stock at an exercise price of $1.25 per share (collectively, the “2005 Warrant”). Each share of Series B Stock is convertible into one share of Common Stock. As of March 30, 2012, the 2005 Warrant was fully exercised. The Company also granted Mr. Myhre certain registration rights, with respect to all of the 2005 Units purchased by Mr. Myhre, including all of the underlying shares of Common Stock issuable upon the exercise of the 2005 Warrant and the conversion of the Series B Stock, pursuant to the terms of the 2005 Subscription Agreement. These registration rights expired on March 30, 2008. Copies of the 2005 Subscription Agreement and the 2005 Warrant are attached hereto as Exhibits and they are incorporated herein by reference. The foregoing descriptions of each of the 2005 Subscription Agreement and the 2005 Warrant are qualified in their entirety by reference thereto.

On July 1, 2005, Mr. Myhre entered into a Stock Exchange Agreement (the “Exchange Agreement”) among the Company, C-Square Educational Enterprises (“C-Square”), a Utah corporation doing business as Broadview University (f/k/a Utah Career College), a for-profit post-secondary institution, in Utah, Roger C. Kuhl (“Kuhl”) and two trusts established by Norman H. Winer (the “Winer Trusts”). Messrs. Myhre and Kuhl and the Winer Trusts (collectively, the “Sellers”) were the owners of 100% of the issued and outstanding common stock of C-Square. Pursuant to the Exchange Agreement, at the Closing thereunder (which also occurred on July 1, 2005), Mr. Myhre transferred all of his shares of C-Square common stock to the Company in exchange for 3,403,750 shares of the Company’s Common Stock. Mr. Myhre remains bound by certain indemnification obligations to the Company pursuant to the terms of the Exchange Agreement. The Exchange Agreement is an Exhibit hereto and is incorporated herein by reference. The foregoing description of the Exchange Agreement is qualified in its entirety by reference thereto.

The information set forth in Item 3 above is incorporated herein by reference. Additionally, the Company granted Mr. Myhre certain registration rights, with respect to all of the 2013 Units purchased by Mr. Myhre, including all of the underlying shares of Common Stock issuable upon the exercise of the 2013 Warrant and the conversion of the Series B Stock, pursuant to the terms of the 2013 Subscription Agreement. These registration rights will expire on March 29, 2016. The 2013 Subscription Agreement is an Exhibit hereto and is incorporated herein by reference.

Item 7:	Material to be Filed as Exhibits.

Exhibit 1:	Securities Purchase Agreement – incorporated by reference to Exhibit 1 to Schedule 13D filed May 9, 2003.

Exhibit 2:	Registration Rights Agreement – incorporated by reference to Exhibit 2 to Schedule 13D filed May 9, 2003.

Exhibit 3:	Common Stock Purchase Warrant dated March 25, 2003 – incorporated by reference to Exhibit 3 to Schedule 13D filed May 9, 2003.

Exhibit 4:	Investment Representation Letter and Subscription Agreement dated March 30, 2005 – incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D filed June 14, 2005.

Exhibit 5:	Common Stock Purchase Warrant dated March 30, 2005 – incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed June 14, 2005.

Exhibit 6:	Stock Exchange Agreement dated July 1, 2005 – incorporated by reference to Exhibit 2.1 to Broadview Media, Inc.’s Current Report on Form 8-K filed July 8, 2005.

Exhibit 7:

Amended and Restated Certificates of Designation of Series A Preferred Stock and of Series B Preferred Stock dated April 5, 2013 – incorporated by reference to Exhibit 4.1 to the Company’s Amendment to the Current Report on Form 8-K filed April 10, 2013.

Exhibit 8:

Investment Representation Letter and Subscription Agreement dated March 29, 2013 – incorporated by reference to Exhibit 10.1 to the Company’s Amendment to the Current Report on Form 8-K filed April 10, 2013.

Exhibit 9:	Common Stock Purchase Warrant dated March 29, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2013

Terry L. Myhre

/s/ Terry L. Myhre
Signature

EXHIBIT INDEX

Exhibit	Description

1	Securities Purchase Agreement – incorporated by reference to Exhibit 1 to Schedule 13D filed May 9, 2003.

2	Registration Rights Agreement – incorporated by reference to Exhibit 2 to Schedule 13D filed May 9, 2003.

3	Common Stock Purchase Warrant dated March 25, 2003 – incorporated by reference to Exhibit 3 to Schedule 13D filed May 9, 2003.

4	Investment Representation Letter and Subscription Agreement dated March 30, 2005 – incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D filed June 14, 2005.

5	Common Stock Purchase Warrant dated March 30, 2005 – incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed June 14, 2005.

6	Stock Exchange Agreement dated July 1, 2005 – incorporated by reference to Exhibit 2.1 to Broadview Media, Inc.’s Current Report on Form 8-K filed July 8, 2005.

7

Amended and Restated Certificates of Designation of Series A Preferred Stock and of Series B Preferred Stock dated April 5, 2013 – incorporated by reference to Exhibit 4.1 to the Company’s Amendment to the Current Report on Form 8-K filed April 10, 2013.

8

Investment Representation Letter and Subscription Agreement dated March 29, 2013 – incorporated by reference to Exhibit 10.1 to the Company’s Amendment to the CurrentReport on Form 8-K filed April 10, 2013.

9	Common Stock Purchase Warrant dated March 29, 2013.